# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Green Circle Decarbonize Technology Ltd, CIK 0001926293
CUSIP: G4092C107
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: FLAT 1809, PROSPERITY PLACE, 6 SHING YIP STREET, KWUN TONG, KOWLOON, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002102507

## Reporting persons
- Chan Kam Biu Richard: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 6,360,000; shared voting power 0; sole dispositive power 6,360,000; shared dispositive power 0; aggregate amount beneficially owned 6,360,000 (49.4% of the class)
  Comment: Rows 5, 6, 7, 8 and 9 include: (i) 1,080,000 ordinary shares held directly by Green Circle Limited, a British Virgin Islands company, which is 100% owned by the reporting person, and (ii) 5,280,000 ordinary shares held directly by Joyful Star Limited, a British Virgin Islands company, which is 100% owned by the reporting person. The reporting person, as sole owner of Green Circle Limited and Joyful Star Limited, has sole voting and dispositive power over the ordinary shares of the issuer held by Green Circle Limited and Joyful Star Limited.
  
  Row 11 is based on 12,875,000 ordinary shares issued and outstanding as of March 31, 2026.

## Item 1. Issuer
Name of issuer: Green Circle Decarbonize Technology Ltd
Address of issuer's principal executive offices: FLAT 1809, PROSPERITY PLACE, 6 SHING YIP STREET, KWUN TONG, KOWLOON, HONG KONG, 00000.

## Item 2. Person Filing
Name of person filing: Dr. Chan Kam Biu Richard
Address of principal business office or, if none, residence: Unit 1809, Prosperity Place, 6 Shing Yip St., Kwun Tong, Kowloon, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses set forth in rows 5, 6, 7, 8 and 9 and the related "Comments" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Percent of class: The response set forth in row 11 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The response set forth in row 5 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Shared power to vote or to direct the vote: The response set forth in row 6 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition: The response set forth in row 7 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition: The response set forth in row 8 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chan Kam Biu Richard: Chan Kam Biu Richard, Chan Kam Biu Richard (05/05/2026)